Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5508	E-mail Address Debra.Sutter@stblaw.com

July 28, 2025

VIA EDGAR

Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Apollo S3 Private Markets Fund

Registration Statement on Form N-2

1933 Act File No. 333-272231; 1940 Act File No. 811-23878

Dear Mr. Be:

On behalf of Apollo S3 Private Markets Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 6 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement provides updated financial information and makes certain non-material changes to the Fund’s Prospectus and Statement of Additional Information.

In addition, on behalf of the Fund we are providing the following response to the comment from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via a phone call on July 14, 2025, relating to the filing of the Post-Effective Amendment No. 5 to the Registration Statement (the “Staff Comment”). For convenience of reference, the Staff Comment has been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

GENERAL COMMENTS

1.
Staff Comment: We note that the Registration Statement removes certain eligibility requirements, and that doing so may broaden the pool of potential investors. We seek to better understand how this impacts the Fund’s plans for distributing its securities, including opportunities and challenges. Please briefly describe how the Fund’s shares were previously distributed and any changes the Fund anticipate making to facilitate distribution to the broader pool. Depending on your response, please consider the need to update the “Plan of Distribution” section and similar disclosure in the Registration Statement.

Response: The Fund confirms that it does not anticipate any changes to its current plan of distribution, as disclosed in the Registration Statement and summarized herein, in light of the change to the eligibility requirement reflected in the Registration Statement. The Shares are continuously offered through Apollo Global Securities, LLC (the “Distributor”), pursuant to a distribution agreement (the “Distribution Agreement”), on a reasonable best effort basis, with no obligation by the Distributor or any other party to purchase Shares and no minimum aggregate number of Shares required to be purchased. Shares are generally

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offered for purchase as of the first business day of each calendar month. Under the Distribution Agreement, the Distributor is authorized to engage additional broker-dealers and financial intermediaries (“Dealers”) through written selling and shareholder servicing agreements to assist with the offering and distribution of Shares, subject to the terms of the Registration Statement and applicable law. A prospective investor who purchases Shares through a Dealer is subject to the procedures of such Dealer through which they purchase Shares, which may include charges, investment minimums, cutoff times, additional eligibility requirements and other restrictions in addition to, or different from, those listed in the Registration Statement. The Fund notes that financial advisors who allocate their client assets through certain platforms may now be able to allocate a non-accredited investor client’s assets to the Fund, which such financial advisors were not able to do prior to the change to the Fund’s eligibility requirements. This potential change to a financial advisor’s allocation decision with respect to the Fund, as a result of the removal of the accredited investor requirement, does not change the Fund’s current plan of distribution, and the Fund has no involvement into when or whether a financial advisor makes such allocation decisions.

While the change to the eligibility requirement in the Registration Statement may broaden the pool of potential investors to which the Distributor and/or Dealers may sell Shares, the Fund’s plan of distribution and related distribution agreements remain unchanged. The Fund notes, however, that if it were to adopt a policy in reliance on Rule 23c-3 under the 1940 Act and convert to an interval fund, this change to the eligibility requirement in the Registration Statement would allow the Fund to have broader distribution capabilities through access to platforms at certain financial intermediaries that are not accessible when a Fund must seek affirmative confirmation that its investors are accredited investors. These arrangements could impact the Fund’s current plan of distribution and related distribution agreements. The Fund confirms that it has not currently made such determination to convert to an interval fund. As such, the Fund does not believe that any revisions to the Registration Statement are necessary at this time.

* * * * * * *

Please do not hesitate to call the undersigned at (202) 636-5508 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debra Sutter

Debra Sutter

cc: Kristin Hester, Apollo S3 Private Markets Fund

Ryan P. Brizek, Simpson Thacher & Bartlett LLP

John Dikmak, Jr., Simpson Thacher & Bartlett LLP